UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

64111R102

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Novatus Holding PTE. Ltd.

Attention: Kenges Rakishev

22B Duxton Hill

Singapore 089605, Republic of Singapore

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64111R102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,642,798 (see Item 5)
	8.	SHARED VOTING POWER 7,320,751 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 14,642,798 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 7,320,751 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,963,549
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.9%
14.	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 64111R102	SCHEDULE 13D

1.	NAME OF REPORTING PERSON: Novatus Holding PTE. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (see Item 5)
	8.	SHARED VOTING POWER 7,320,751 (see Item 5)
	9.	SOLE DISPOSITIVE POWER 0 (see Item 5)
	10.	SHARED DISPOSITIVE POWER 7,320,751 (see Item 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,320,751
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 4 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Kenges Rakishev (“Mr. Rakishev”), Mark Global Corporation (“Mark Global”) and Novatus Holding PTE. Ltd. (“Novatus”) (each of Mr. Rakishev and Novatus, a “Reporting Person” and collectively, the “Reporting Persons”) with the SEC on October 9, 2012, as amended by Amendment No. 1 to such statement filed with the SEC on June 11, 2013, as further amended by Amendment No. 2 to such statement filed with the SEC on June 8, 2015, as further amended by Amendment No. 3 to such statement filed with the SEC on September 9, 2015 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On October 7, 2015, Mr. Rakishev entered into a letter agreement, dated as of October 7, 2015 (the “Letter Agreement”), which modified certain of the terms of the Investment Agreement as further described below. The Letter Agreement stated that such modifications to the Investment Agreement were intended to be effective as of September 11, 2015. Pursuant to the Letter Agreement, Mr. Rakishev and the Issuer agreed that the share certificates representing the shares of Common Stock issuable pursuant to the Investment Agreement would be not issued to Mr. Rakishev until either (a) the approval of such issuance by the Issuer’s stockholders, in accordance with NASDAQ Listing Rule 5635 within 120 days from the date of the Letter Agreement, or, (b) in the event that such stockholders approval is not obtained within such 120 days, either (at Mr. Rakishev’s option) (i) such shares of Common Stock per share purchase price will be deemed to be $0.20, in which case Mr. Rakishev will have paid to the Issuer the difference between the previously paid purchase price for Mr. Rakishev’s portion of such shares of Common Stock or (ii) the number of shares of Common Stock issuable to Mr. Rakishev will have been adjusted to reflect $0.20 per share price. Mr. Rakishev’s election to pay the additional consideration described in the immediately preceding clause (i) above would result in the purchase price per share of the shares of Common Stock issuable to Mr. Rakishev pursuant to the Investment Agreement being increased from $0.14 to $0.20 and Mr. Rakishev being required to pay an additional $428,571.40 to the Issuer to receive the 7,142,857 shares of Common Stock originally contemplated by the Investment Agreement. The adjustment described in the immediately preceding clause (ii) would result in the purchase price per share of the shares of Common Stock issuable to Mr. Rakishev pursuant to the Investment Agreement being increased from $0.14 to $0.20 and Mr. Rakishev being issued 5,000,000 shares of Common Stock instead of the 7,142,857 shares of Common Stock originally contemplated by the Investment Agreement.

On October 7, 2015, Mr. Rakishev entered into an Amended and Restated Option to Purchase Shares of Restricted Common Stock with the Issuer (the “Amended Option”) which modified the terms of the Option. The Amended Option was dated as of September 11, 2015. The Amended Option provides that it may not be exercised, and at no time shall the Issuer issue shares of Common Stock in connection with any such exercise, until and unless (i) the Issuer’s stockholders shall have approved the issuance of shares of Common Stock in connection with any such exercise or (ii) NASDAQ has provided a waiver of Listing Rule 5635.

The foregoing description is qualified in its entirety by reference to the Letter Agreement and the Amended Option. Copies of the Letter Agreement and form of Amended Option are attached hereto as Exhibits 99.7 (which incorporates by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015) and 99.8 (which incorporates by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015), respectively, and the terms thereof are incorporated herein by reference.

On November 16, 2015, the stockholders of the Issuer approved the issuance of the shares of Common Stock pursuant to the terms of the Investment Agreement (as modified by the Letter Agreement) and the Amended Option (the “Stockholder Approval”). Accordingly, the Amended Option is now fully exercisable.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter. In addition, the Reporting Persons may engage in discussions with management and members of the Board of Directors of the Issuer regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding shares of Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedule I to the Schedule 13D may make similar evaluations from time to time or on an ongoing basis.

Except as set forth above and in Item 4 of the Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I to the Schedule 13D, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a) (i) Immediately following the execution of the Letter Agreement on October 7, 2015, Novatus was deemed to have beneficial ownership of 7,320,751 shares of Common Stock, and all such shares of Common Stock represented beneficial ownership of approximately 9.4% of the Common Stock, based on 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015.

(ii) Immediately following the execution of the Letter Agreement on October 7, 2015, Mr. Rakishev was deemed to have beneficial ownership of 7,677,835 shares of Common Stock consisting of (1) 357,084 shares of Common Stock held directly by Mr. Rakishev and (2) 7,320,751 shares of Common Stock held directly by Novatus, and all such shares of Common Stock represented beneficial ownership of approximately 9.9% of the Common Stock, based on 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015. The foregoing excludes: (I) 7,142,857 shares of Common Stock to be issued to Mr. Rakishev pursuant to the Investment Agreement (as modified by the Letter Agreement) because Mr. Rakishev did not have the right to acquire such shares of Common stock within 60 days of October 7, 2015, and (II) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option because the Amended Option was not exercisable until and unless (i) the Issuer’s stockholders had approved the issuance of shares of Common Stock in connection with any such exercise or (ii) NASDAQ had provided a waiver of Listing Rule 5635. Assuming that the Amended Option was exercisable and Mr. Rakishev had the right to acquire the shares of Common Stock issuable pursuant to the

Investment Agreement within 60 days, Mr. Rakishev would have been deemed to have beneficial ownership of 21 ,963,549 shares of Common Stock.

(iii) Immediately following Stockholder Approval, Novatus was deemed to have beneficial ownership of 7,320,751 shares of Common Stock, and all such shares of Common Stock represented beneficial ownership of approximately 9.4% of the Common Stock, based on 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015.

(iv) Immediately following Stockholder Approval, Mr. Rakishev was deemed to have beneficial ownership of 21,963,549 shares of Common Stock consisting of (1) 357,084 shares of Common Stock held directly by Mr. Rakishev, (2) 7,320,751 shares of Common Stock held directly by Novatus, (3) 7,142,857 shares of Common Stock to be issued to Mr. Rakishev pursuant to the Investment Agreement (as modified by the Letter Agreement) and (4) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, and all such shares of Common Stock represented beneficial ownership of approximately 23.9% of the Common Stock, based on (x) 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015, plus (y) 7,142,857 shares of Common Stock to be issued to Mr. Rakishev pursuant to the Investment Agreement (as modified by the Letter Agreement), plus (z) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option.

(v) Immediately following the issuance of all shares of Common Stock contemplated by the Investment Agreement to all parties thereto, Novatus may be deemed to have beneficial ownership of 7,320,751 shares of Common Stock, and all such shares of Common Stock represent beneficial ownership of approximately 8.2% of the Common Stock, based on (1) 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015, plus (2) 11,357,143 shares of Common Stock in the aggregate issued by the Issuer pursuant to the Investment Agreement (as modified by the Letter Agreement).

(vi) Immediately following the issuance of all shares of Common Stock contemplated by the Investment Agreement to all parties thereto, Mr. Rakishev may be deemed to have beneficial ownership of 21,963,549 shares of Common Stock consisting of (1) 7,499,941 shares of Common Stock held directly by Mr. Rakishev, (2) 7,320,751 shares of Common Stock held directly by Novatus and (3) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option, and all such shares of Common Stock represent beneficial ownership of approximately 22.8% of the Common Stock, based on (x) 77,664,163 shares of Common Stock issued and outstanding as of October 5, 2015, as disclosed in the Schedule 14A filed by the Issuer with the SEC on October 21, 2015, plus (y) 11,357,143 shares of Common Stock issued by the Issuer pursuant to the Investment Agreement (as modified by the Letter Agreement), plus (z) 7,142,857 shares of Common Stock issuable upon exercise of the Amended Option.

(b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c) The information set forth in Item 4 is hereby incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following information for updating:

Exhibit No.	Description

Exhibit 99.7	Letter Agreement, dated October 7, 2015, by and among the Issuer, Star Equities, LLC, Kenges Rakishev, Steven Wolberg, William Healy, Vladimir Sadovskiy and David Rozinov (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015).

Exhibit 99.8	Form of Amended and Restated Option to Purchase Shares of Restricted Common Stock, dated October 7, 2015, issued by the Company to Kenges Rakishev (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 2015

NOVATUS HOLDING PTE. LTD.

By:	/s/ Thomas Haeusler
Name:	Thomas Haeusler
Title:	Director

/s/ Kenges Rakishev
Kenges Rakishev

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.7	Letter Agreement, dated October 7, 2015, by and among the Issuer, Star Equities, LLC, Kenges Rakishev, Steven Wolberg, William Healy, Vladimir Sadovskiy and David Rozinov (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015).

Exhibit 99.8	Form of Amended and Restated Option to Purchase Shares of Restricted Common Stock, dated October 7, 2015, issued by the Company to Kenges Rakishev (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K as filed with the SEC on October 7, 2015).